April 2, 2021

Mark Brunhofer and Sharon Blume
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    The Allstate Corporation
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 22, 2021
Form 8-K Dated February 3, 2021
Filed February 3, 2021
File No. 001-11840

Dear Mr. Brunhofer and Ms. Blume:

This letter is being submitted in response to the comments set forth in your letter dated March 26, 2021 to Mario Rizzo, Executive Vice President and Chief Financial Officer of The Allstate Corporation, with respect to the above-referenced filings.

For your convenience, we have set forth each comment in bold typeface, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2020

Notes to Consolidated Financial Statements
Note 4: Reportable Segments, page 142

1.In the table on page 145 you present more than one profit measure for each of your segments; underwriting income for your Property-Liability segments and adjusted net income for all your other segments as the first measure and net income applicable to common shareholders for each segment as the second measure. ASC 280-10-50-22 requires disclosure of a single measure of segment profit or loss and ASC 280-10-50-28 indicates that when more than one segment profit measure is utilized the one with the measurement principles most consistent with GAAP becomes the segment measure of profit or loss. As a result, please address the following:
•Tell us which of the two sets of measures is your single measure of segment profit or loss and explain why, referencing the authoritative literature you rely upon to support your position.
As noted on page 143, we define the segment measure as follows: “The measure of segment profit or loss used in evaluating performance is underwriting income for the Allstate Protection and Discontinued Lines and Coverages segments and adjusted net income for the Protection Services, Allstate Life, Allstate Benefits, Allstate Annuities, and Corporate and Other segments.”
As noted in the definition on page 145, we also provide a reconciliation of the segment profit or loss measures to net income applicable to common shareholders. The reconciliations were not intended to introduce a second segment measure, and we will remove segment level net income attributable to common shareholders from future filings.
•Provide us proposed draft footnote disclosure to be included in future periodic reports that presents only that single measure of segment profit or loss and reconciles this measure to your consolidated income measure as required by ASC 280-10-50-30b.
Please see the proposed disclosure below. We will provide each segment profit or loss measure along with a reconciliation to net income applicable to common shareholders in total.

Reportable segments financial performance
	For the years ended December 31,
($ in millions)	2020	2019	2018
Underwriting income (loss) by segment
Allstate Protection	$4,566	$2,912	$2,343
Discontinued Lines and Coverages	(144)	(108)	(90)

Adjusted net income (loss) by segment, after-tax
Protection Services	153	38	8
Allstate Life	194	261	295
Allstate Benefits	96	115	124
Allstate Annuities	(53)	10	131
Corporate and Other	(428)	(438)	(406)

Reconciling items
Property-Liability net investment income	1,421	1,533	1,464
Realized capital gains (losses)	1,356	1,885	(877)
Business combination expenses and amortization of purchased intangibles	(106)	(123)	(103)
Impairment of purchased intangibles	—	(54)	—
Valuation changes on embedded derivatives that are not hedged	(46)	(19)	4
DAC and DSI amortization related to realized capital gains and losses and valuation changes on embedded derivatives that are not hedged	10	(6)	(9)
Premium deficiency for immediate annuities	(225)	—	—
Gain on disposition of operations	4	5	5
Pension and other postretirement remeasurement gains (losses)	51	(114)	(468)
Curtailment gains (losses)	9	—	—
Tax Legislation benefit	—	—	34
Income tax (expense) benefit	(1,397)	(1,219)	(443)
Consolidated net income applicable to common shareholders	$5,461	$4,678	$2,012
•Tell us whether you intend to continue to disclose the second measure in your Management's Discussion and Analysis and, to the extent you anticipate doing so, represent to us that you will identify it as a non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
We will discontinue disclosure of net income applicable to common shareholders for reporting segments.

Form 8-K Filed February 3, 2021
Exhibit 99.1; Registrant's press release dated February 3, 2021

2.Please represent to us that in future earnings releases furnished on Forms 8-K you will revise your non-GAAP reconciliations on page 10 of this release to show each reconciling item before taxes and separately present and explain the aggregate income tax impact of the reconciling items. See Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In future filings starting in the first quarter of 2021 we will show the impact of reconciling items before tax and the income taxes impact as a separate line in the reconciliation below.
The following tables reconcile net income applicable to common shareholders and adjusted net income.

	Twelve months ended December 31,
	Consolidated		Per diluted common share
	2020	2019	2020	2019
Net income applicable to common shareholders	$5,461	$4,678	$17.31	$14.03
Realized capital (gains) losses	(1,356)	(1,885)	(4.30)	(5.65)
Pension and other postretirement remeasurement (gains) losses	(51)	114	(0.16)	0.34
Curtailment (gains) losses	(9)	—	(0.03)	—
Valuation changes on embedded derivatives that are not hedged	46	19	0.14	0.06
DAC and DSI amortization relating to realized capital gains and losses and valuation changes on embedded derivatives that are not hedged	(10)	6	(0.03)	0.02
DAC and DSI unlocking relating to realized capital gains and losses	—	—	—	—
Premium deficiency for immediate annuities	225	—	0.72	—
Reclassification of periodic settlements and accruals on non-hedge derivative instruments	—	(3)	—	(0.01)
Business combination expenses and the amortization of purchased intangibles	118	127	0.37	0.38
Impairment of purchased intangibles	—	105	—	0.32
Gain on disposition of operations	(4)	(5)	(0.01)	(0.02)
Income tax expense (benefit)	228	321	0.72	0.96
Adjusted net income	$4,648	$3,477	$14.73	$10.43

If you have any questions regarding this response letter, please contact Ken Marcotte, Vice President Financial Reporting, at Kenneth.Marcotte@allstate.com or (847) 402-7165 or me at John.Pintozzi@allstate.com or (847) 402-4279.

Very truly yours,

/s/ John C. Pintozzi

John C. Pintozzi
Senior Vice President, Controller and Chief Accounting Officer

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